United States securities and exchange commission logo





                               March 15, 2024

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 22 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed March 7, 2024

       Dear Dean Huge:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 22 to Registration Statement on Form F-1

       Related Party Transactions, page 95

   1. Please revise this section to include the required information as of the latest practicable date. Refer to Item 7.B
of Form 20-F.
       Index to Consolidated Financial Statements, page F-1

   2. We note your December 31, 2022 audited financial statements are older than 12 months at the date of this
amended registration statement. Please be advised that since this is an initial public
offering of your Units with each unit consisting of one ordinary share and one warrant, you are
required to provide updated annual financial statements and related disclosures pursuant to
Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations
required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.
 Dean Huge
Innovation Beverage Group Ltd
March 15, 2024
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDean Huge                              Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                         Division of
Corporation Finance
March 15, 2024 Page 2                                    Office of
Manufacturing
FirstName LastName